

ANNUAL REPORT

April 2018



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Utopian Shift

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Reimagining The Thing Formerly Known as The Box LLC, a Texas limited liability company (**"Shorthand name"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I.SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Reimagining The Thing Formerly Known as The Box LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	TX
Date of Incorporation	07-07-2016
Physical Address of Issuer	2600 Esperanza Xing #6429, Austin, TX 78758
Number of Employees	0

SUMMARY OF ISSUER'S BUSINESS PLAN

Utopian Shift—A Wine Experience is a brick and mortar, retail wine shop that will be located in North Austin, and it is the first retail wine store in the world powered by its own recommendation engine.

Utopian Shift's target demographic is Millennials (ages 21-38). Millennials are now drinking more wine than any other generation, accounting for 42% of all wine consumed in the US in 2015, compared with Baby Boomers at 30% and Generation X at 20%. Millennials are also more comfortable with technology and more likely to be amenable to an algorithm suggesting wines for them. Austin has a considerably higher percentage of Millennials than the US overall. The median age in Austin is 32.8 years while the overall US median age of 36.8 years.

Utopian Shift is designed to provide a streamlined and enjoyable experience for the consumer. Through years of experience and research, the team has developed a great wine shopping experience. Utopian Shift will deliver a great experience and a fundamental shift in how things are currently done in the space. The business is based on three fundamental principles:

- Serve the majority

- Reduce complexity

- Provide great recommendations

First, Utopian Shift's entire selection of wines will be priced at $15 and under. Most people simply don't buy expensive wines. Wines selling for less than $9 represent 75% of all sales (volume), and 50% of the value of all sales. Only 5% of people ever buy wines over $20, and of those people, 87% also drink wines under $20.

Second, Utopian Shift will carry no more than a curated selection of 300 wines. Surveys have shown that people are less than enthused about their wine purchasing experience. There are too many options, and not enough expertise to guide them through the selection process. Supermarkets and mass merchandisers (e.g., Wal-Mart) account for 42% of all retail wine sales in the U.S. and staff there have little to no wine knowledge. Larger wine retailers (e.g., Specs, Total Wine, etc.) have a limited capacity to offer individualized recommendations, yet they carry thousands of options that make the selection process overly complex. Smaller retailers generally have good wine knowledge, but stock few, if any, wines under $15. The end result is that people purchase a lot of bad wine and have low levels of satisfaction.

The Utopian Shift team brings decades of experience to the table, and will constantly refine its selection process. Stephen Deyton, a partner who will manage the day to day operations at Utopian Shift, is a sommelier and wine expert. Consumers can browse assured that all wines in the store have been preapproved for quality and taste.

This streamlined approach not only serves its customers better, it also provides Utopian Shift with the ability to better manage inventory, space, and experience. Fewer SKUs reduce the complexity of its ordering and inventory management process, also allowing it to purchase individual wines at lower price points. Less physical space is required to display and store the limited selection as well. Utopian Shift will operate out of a 2,000-square foot space compared to larger competitors that require upwards of 8,000+ square feet. Most importantly, consumers are much more likely to walk away satisfied, increasing loyalty with the shop.

Finally, the team has spent more than 5,000 hours over the past 2 years creating, testing, and refining its recommendation engine. This website helps consumers input their preferences for flavor profiles and tracks their purchases and enjoyment of each type of wine. It becomes more intelligent about the user's preferences, and it recommends wines that the user may want. The website also helps to reduce the amount of labor that is required to provide a curated selection. Less bias and variation between staff helps to ensure that every customer receives the same high quality guidance and advice.

II.DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The five partners, Stephen Deyton, David Huth, Ericka Obenar, Will Fitton and Jordan Sliz, each hold 20% of the membership interests of the Issuer. The members have collectively made $39,457.10 in capital contributions to the Issuer, and the members have pledged to contribute an additional $16,000 or so for the total project. Through NextSeed, the Issuer fundraised $95,500 through a Regulation Crowdfunding offering in July 2017. The proceeds were put towards startup costs, inventory purchases, and working capital for the initial months post-opening.

Utopian Shift opened for business in September 2017 and has been making payments ever since, including a bonus payment of $5,000 in the first month.

EXISTING SECURITIES AS OF END OF 2017

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership interests	100%	100%	Each of the five partners have equal control over the Issuer.	Set forth in the governing operation agreement of the Issuer
NextSeed Notes	$95,500	$95,500	None	Set forth in the note purchase agreement among the Issuer and the Investors

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes May to July 2017	Section 4(a)(6)	$50,000 ~ $100,000	$95,500	Buildout of the wine shop

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2017

None, other than NextSeed Notes.

III..KEY PERSONS

Stephen Deyton
Partner, November 2014 – Present

Stephen is the wine expert at Utopian Shift. Along with David, Stephen will actively manage the daily operations of the store.

Stephen has deep experience as a sommelier or wine director, with 10+ years of experience in the industry. His experience includes being the founding partner of the Barrel Room, a retail wine shop/wine bar/restaurant in San Francisco. He also worked as a wine director at Park Tavern in 2014. He received training as a sommelier at Université du Vin a Suze la Rousse in France.

David Huth
Partner, July 2014 – Present

David, along with Stephen, will actively manage the daily operations of the store. In addition, David handles much of the business/financial needs of the company.

David has much experience in building and running new companies. He has been a technology project manager with 9+ years' experience managing projects to create websites, mobile apps and other technology products with budgets up to $5 million for companies such as the Bill & Melinda Gates Foundation, the largest private foundation in the world, Pearson Education, the largest educational company in the world, Liberty Mutual Insurance, an insurance company that is #73 on the Fortune 500, and Russell Investments, a $2.7 billion global asset management firm.

Ericka Obenar
Partner, July 2014 – Present

Ericka runs the branding and marketing effort for Utopian Shift.

Ericka is an experienced technology project manager. In the past 10 years she has managed projects worth up to $10 million, primarily at large advertising agencies for clients such as Microsoft, Nike, Xbox, Cisco, Advanced Micro Devices (AMD), Wells Fargo/Wachovia and Expedia. She is also a two-time Telly Award-winning producer of television commercials, corporate videos and films. Ericka is currently a Senior Program Manager at SparkCognition, a global leader in cognitive computing analytics. She also was a Senior Manager at Bridge Partners Consulting in 2015-2016 and a Senior Project Manager at Versa/Slalom in 2013-2014.

Will Fitton
Partner, November 2014 – Present

Will is the legal counsel for Utopian Shift.

Will is an intellectual property attorney at The Business Litigation Group with 20+ years' experience. His prior work experience includes stints at Latham & Watkins—the second largest law firm in the world and Morrison & Foerster LLP—the 36th largest law firm in the world.

Jordan Sliz
Partner, August 2015 – Present

Jordan provides for Utopian Shift's artistic design and fulfils its IT/technical support needs.

Jordan is a graphic designer with 8+ years' experience working Lead Designer for deviantDESIGN on contracts for projects from local marketing to website and mobile app user experience design.

IV. RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning the wine industry and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for wine shops is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. While the Issuer is unaware of a business operation similar to Utopian Shift in the Austin Area, the entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from wine or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the wine industry. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

The Issuer is also vulnerable to risks stemming from employees' conduct – such as theft of merchandise. The Issuer plans to mitigate these risks by offering employees substantial bonuses based on the store's profitability, which should result in the employees receiving far greater compensation than they would with a similar job elsewhere. The partners plan to be very clear that any misconduct will result in immediate dismissal, and the commensurate loss of income in moving to a lower-paying job should serve as a deterrent. In addition, it is possible that employees may get injured in the course of their employment. Working at a wine shop may involve strenuous physical activity such as moving heavy wine boxes and pallets. The Issuer plans to carry workers' compensation and have an injury prevention plan to mitigate and prevent injuries as much as possible.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of the Issuer's wine selection and shopping experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation. The Issuer is committed to forging great relationships with the vendors and to do everything in the partners' powers to help the vendors meet the needs of the Issuer. Ultimately, if a given vendor proves repeatedly unreliable and is unwilling or unable to accept the Issuer's help to improve, the issuer will seek alternative options.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer is planning to open in Austin area. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Industry Risks

The Issuer will face significant competition from other liquor stores or wine shops, which could adversely affect business and financial performance. The retail wine industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and drinking habits. The wine industry in Austin area is highly competitive in terms of type and quality of wine and other alternatives offered.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws. In addition, the Issuer may be subject to legal consequences from inadvertent sales of alcohol to minors (whether due to fault nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

or no fault of the employees). The Issuer will require all employees complete the Texas Alcohol Seller/Server certification from the Texas Alcoholic Beverages Commission (TABC) that includes training to specifically mitigate these risks. In addition, the Issuer will not allow consumption of wine on the premises to mitigate any accidents involving intoxicated customers. Finally, the Issuer plans to investigate the possibility of obtaining liquor liability insurance.

Alcohol Investment Risks

Alcohol beverage control regulations may limit an Investor's ability to hold interests in the Issuer. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in the Issuer. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Product Risk

There are several risks in connection with the storage and maintenance of wine for sale. First, wine needs to be stored in a cool place and if the air conditioner breaks down for an extended period of time during hot weather, the entire inventory could be at risk. The Issuer plans to have backup smaller air conditioners and a generator that could be used in an emergency (putting all the inventory in a much smaller area and air conditioning just that area) or moving the inventory temporarily to an air-conditioned location. In addition, wine is fragile and may break while being moved in our store (though any losses suffered here should be minimal compared to our overall inventory size). Of greater risk is that any natural disaster or extreme weather condition could damage a considerable portion of our inventory. The Issuer plans to purchase business property insurance that will cover the inventory to mitigate such risk. Additionally, compared to all other wine stores, since we only sell wines that retail under $15, the overall value of our inventory is very small relative to our projected revenues and the financial burden of replacing would not be onerous.

Finally, it is possible that wine sold by the Issuer could potentially cause injury or illness if defective or contaminated. While most of this risk would be passed back to the actual producer of the wine as they would be responsible for most contaminations/defects, any such incident may potentially harm the overall brand of the Issuer. Therefore, the Issuer is investigating product liability insurance to cover cases where the Issuer may be liable for any defect (e.g., a wine bottle was somehow chipped in the Issuer's location and sold to a customer that then cut themselves).

Any failure by the Issuer to manage the examples described in this section may negatively impact the Issuer's brand and adversely affect business.

Retail Risks

There are certain risks specific to the operation of a retail store. First, a customer that is injured in the store may sue the Issuer for losses suffered. The Issuer's mitigation is to carry general liability insurance. In addition, shoplifting wine is a major risk for most wine stores. The Issuer plans to mitigate this risk by only selling wine to customers that have an account with the Issuer linked to both an email address and phone number (people are less likely to steal when they know they are not anonymous). Any failure by the Issuer to manage the examples described in this paragraph may negatively impact the Issuer's brand and adversely affect business.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("**HACCP**") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

The Issuer plans to proactively and comprehensively document all regulatory compliance issues and set up procedures to ensure compliance. These procedures include keeping abreast of any recent regulatory changes and adapting its policies and procedures accordingly.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial projections provided to potential investors by the Issuer assume stable economic conditions. Changes in labor costs or other critical costs may be difficult to absorb and can adversely affect the bottom line and viability of the Issuer. It is impossible to predict if future economic growth may result in labor costs higher than projected. Such unanticipated changes could result in a decrease in the Issuer's profits, which in turn could have a material adverse impact on the Issuer's business operations.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

V. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Utopian Shift, LLC	Affiliate	Licensing fee for Utopian Shift's wine recommendation engine	10% of each month's gross revenue. In addition, once total gross revenue exceeds $1,500,000, the Issuer is obligated to pay Utopian Shift LLC an additional 8% of each month's gross revenue in exchange for the use of the Utopian Shift name and branding.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: http://utopianshift.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Utopian Shift

Balance Sheet

As of 12/31/17

Assets	Total
Current Assets	
Bank	
Bank of America CHK (1020)	0.00
Bank of America Invtmt Acct (1040)	0.00
Horizon Bank Checking (1021)	6,207.93
	6,207.93
Cash	
Cash Floats (1000)	400.00
	400.00
Other Assets	
Inventory Asset (1400)	11,637.17
Loan Origination Fees - Long Term	8,595.24
Loan Origination Fees - Short Term	0.00
Square Cash Sales	73.01
Square Clearing	194.71
	20,500.13
Total Current Assets	**27,108.06**
Fixed Assets	
Computer Equipment (1520)	842.65
Equipment (1510)	1,551.37
Furniture (1500)	427.88
Lease Security Deposit - Long Term (1760)	10,000.00
Leasehold Improvements (1530)	3,049.70
Utilities Security Deposit - Long Term (1770)	300.00

Total Fixed Assets	**16,171.60**
TOTAL ASSETS	**43,279.66**

Liabilities & Equities	Total
Current Liabilities	
Best Buy Credit Card	839.83
Interest Payable- Short Term	0.00
Loan Payable - Short Term	-0.22
Sales Tax Payable	332.15
Suspense	0.00
Unearned Revenue (2040)	0.00
Total Current Liabilities	**1,171.76**
Long Term Liabilities	
Interest Payable - Long Term	24,488.21
Loan Payable - Long Term	83,526.79
Total Long Term Liabilities	**108,015.00**
Other Liabilities	
Accrued Interest (2210)	-24,488.21
Total Other Liabilities	**-24,488.21**
Equities	
Current Year Earnings	-90,918.89
Members' Contributions - David Huth (3100)	22,778.55
Members' Contributions - Ericka Obenar (3101)	16,778.55
Members' Contributions - Jordan Sliz (3103)	100.00
Members' Contributions - Stephen Deyton (3102)	10,100.00
Members' Contributions - Will Fitton (3104)	100.00
Retained Earnings	-357.10
Total Equities	**-41,418.89**
TOTAL LIABILITIES & EQUITIES	**43,279.66**

Utopian Shift

Profit and Loss

From 01/01/17 To 12/31/17

Account	Total
Operating Income	
Discount (4920)	-383.13
Other Charges	0.44
Sales (4000)	5,692.78
Tax Discount	0.53
Total Operating Income	**5,310.62**
Cost of Goods Sold	
Cost of Goods Sold (5000)	3,985.68
Packaging	775.00
Total Cost of Goods Sold	**4,760.68**
Gross Profit	**549.94**
Operating Expense	
Advertising And Marketing (6000)	598.67
Amortization Expense (6020)	903.09
Automobile Expense (6040)	133.15
Bank Fees and Charges (6080)	38.00
Consultant Expense (6120)	51,000.00
Filing Fees Expense (6240)	1,229.15
Free Samples	37.00
Guaranteed Payments- Jordan Sliz	10,500.00
Insurance (6280)	820.46
IT and Internet Expenses (6300)	478.18
Janitorial Expenses	241.60
legal Expense (6320)	260.00
Licenses Expenses (6340)	712.00

Account	Total
Meals and Entertainment (6360)	52.59
Office Expenses (6380)	314.00
Operating Expenses	85.98
Other Expenses (9200)	506.47
Printing and Stationery (6500)	120.75
Rent Expense (6520)	15,288.00
Repairs and Maintenance (6540)	99.59
Square Fees (6560)	152.00
Store Design Expenses	166.36
Taxes (Franchise Tax)	50.00
Travel Expense (6680)	25.00
Uniform	449.87
Utilities Expense (6700)	1,853.72
Total Operating Expense	86,115.63
Operating Profit	**-85,565.69**
Non Operating Income/Expense	
Interest Expense (9000)	-5,353.20
Total Non Operating Income/Expense	-5,353.20
Net Profit/Loss	**-90,918.89**

Amount is displayed in your base currency **USD

Utopian Shift

Cash Flow Statement

From 01/01/17 To 12/31/17

	Total
Beginning Cash Balance	**0.00**
Cash Flow from Operating Activities	
Net Income	-90,918.89
Accounts Receivable (1200)	0.00
Accrued Interest (2210)	-24,488.21
Best Buy Credit Card	839.83
Interest Payable- Short Term	0.00
Loan Payable - Short Term	-0.22
Sales Tax Payable	332.15
Suspense	0.00
Trade Accounts Payable (2000)	0.00
Unearned Revenue (2040)	0.00
Net cash provided by Operating Activities	**-114,235.34**
Cash Flow from Investing Activities	
Computer Equipment (1520)	-842.65
Equipment (1510)	-1,551.37
Furniture (1500)	-427.88
Inventory Asset (1400)	-11,637.17
Lease Security Deposit - Long Term (1760)	-10,000.00
Leasehold Improvements (1530)	-3,049.70
Loan Origination Fees - Long Term	-8,595.24
Loan Origination Fees - Short Term	0.00
Utilities Security Deposit - Long Term (1770)	-300.00
Net cash provided by Investing Activities	**-36,404.01**

Cash Flow from Financing Activities

Interest Payable - Long Term	24,488.21
Loan Payable - Long Term	83,526.79
Members' Contributions - David Huth (3100)	22,600.00
Members' Contributions - Ericka Obenar (3101)	16,600.00
Members' Contributions - Jordan Sliz (3103)	100.00
Members' Contributions - Stephen Deyton (3102)	10,100.00
Members' Contributions - Will Fitton (3104)	100.00
Net cash provided by Financing Activities	**157,515.00**
Net Change in cash	**6,875.65**
Ending Cash Balance	**6,875.65**

Amount is displayed in your base currency **USD

Reimagining The Thing Formerly Known as The Box LLC

I, David Huth, a partner of Reimagining The Thing Formerly Known as The Box LLC, certify that the financial statements of Reimagining The Thing Formerly Known as The Box LLC included in this Form are true and complete in all material respects.



Name David Huth
Title: Partner



